Treelink Technologies Inc. (dba SchoolRyde)

(a Delaware Corporation)

Unaudited Financial Statements

As of the year ended December 31, 2025 and 2024

Reviewed by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Treelink Technologies Inc.
(dba SchoolRyde)

Table of Contents





Independent Accountant's Review Report

April 9, 2025
To: The Shareholders of Treelink Technologies Inc.
Re: 2025-2024 Financial Statement Review– Treelink Technologies Inc. (dba SchoolRyde)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Treelink Technologies Inc. (dba SchoolRyde), which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Treelink Technologies Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 9, 2025





Treelink Technologies Inc. (dba SchoolRyde)
BALANCE SHEET
December 31, 2025 and 2024
(Unaudited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	68,716	$	169
Total Current Assets		68,716		169
Total Assets	$	68,716	$	169
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Credit card liability	$	16,062	$	11,525
Total Current Liabilities		16,062		11,525
Long-Term Liabilities				
Line of Credit Loan	$	21,869		-
Shareholder loans – related party		52,300		19,000
Total Long-Term Liabilities		74,169		19,000
Total Liabilities	$	90,231	$	30,525
Stockholders' Equity				
Common Stock, $0.00001 par value; 30,000,000 authorized; 30,000,000 and 28,025,000 issued and outstanding as of December 31, 2025 and 2024, respectively		300		280
Additional Paid in Capital		17,293		17,293
SAFE Notes		84,907		-
Retained Earnings/ (Accumulated Deficit)		(124,015)		(47,929)
Total Stockholders' Equity		(21,515)		(30,356)
Total Liabilities and Stockholders' Equity	$	68,716	$	169

The accompanying footnotes are an integral part of these financial statements.

Treelink Technologies Inc. (dba SchoolRyde)
INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025		2024	
Revenues	$	215	$	-
Cost of revenue		(335)		-
Gross Profit (Loss)	$	(120)	$	-
Operating Expenses				
Software and subscription		41,868		32,068
General and administrative		23,101		10,481
Advertising and marketing		4,703		3,580
Total Operating Expenses		69,672		46,129
Other Income/ (Expense)				
Interest Expense		(6,994)		-
Other income, net		700		1,333
Total Other Income/ (Expense)		(6,294)		1,333
Net Income (Loss)	$	(76,086)	$	(44,796)

The accompanying footnotes are an integral part of these financial statements.

Treelink Technologies Inc. (dba SchoolRyde)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.00001 par)				
Balance as of December 31, 2023	27,900,000	$ 279	$ 17,293	$ -	$ (3,133)	$ 14,439
Issuance of common stock	125,000	1	-	-	-	1
Net loss	-	-	-	-	(44,796)	(44,796)
Balance as of December 31, 2024	28,025,000	$ 280	$ 17,293	$ -	$ (47,929)	$ (30,356)
Issuance of common stock	1,975,000	20	-	-	-	20
Issuance of SAFE Notes	-	-	-	84,907	-	84,907
Net loss	-	-	-	-	(76,086)	(76,086)
Balance as of December 31, 2025	30,000,000	$ 300	$ 17,293	$ 84,907	$ (124,015)	$ (21,515)

The accompanying footnotes are an integral part of these financial statements.

Treelink Technologies Inc. (dba SchoolRyde)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

		2025		2024
Cash Flows from Operating Activities				
Net Income (Loss)	$	(76,086)	$	(44,796)
Adjustments to reconcile net income (loss)				
to net cash provided by operations:				
Non-Cash Adjustments:				
Common Stock Issued for Services Rendered		20		-
Changes in operating assets and liabilities:				
Credit card liability		4,537		9,950
Net cash from (used in) operating activities		(71,529)		(34,846)
Cash Flows from Financing Activities				
Capital contribution		-		1
Line of Credit Loan		21,869		-
Receipt from SAFE Notes Issued		84,907		-
Shareholder loans - related party		33,300		19,000
Net cash from financing activities		140,076		19,001
Net change in cash and cash equivalents		68,547		(15,845)
Cash and cash equivalents at beginning of period		169		16,014
Cash and cash equivalents at end of period	$	68,716	$	169
Supplemental information				
Interest paid	$	6,994	$	-
Income taxes paid	$	856	$	-

The accompanying footnotes are an integral part of these financial statements.

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

TreeLink Technologies Inc. ("the Company") was incorporated in California on February 25, 2023, and reincorporated in Delaware on October 7, 2024. Operating under the name SchoolRyde, the Company provides a mobile and API-based platform that connects parents with local taxi partners to offer safe, reliable, and affordable drop-off and pick-up transportation services for children. SchoolRyde's app is available on iOS and Android.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, the Company has $68,716 and $169 in cash and cash equivalents.

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a deposit ahead of providing goods or services to its customers.

The Company, by policy, routinely assesses the financial strength of its customers. Therefore, management believes that its accounts receivable credit risk exposure is limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2025 and 2024, the Company did not have any accounts receivable.

Line of Credit Loan

In October 2025, the Company obtain a business line of credit loan with American Express amounting to $27,848 with annual percentage rate of 17.28% and is subject to a 24-month term. The loan also imposes a monthly fee or cost on any portion of the loan that remains outstanding until maturity date. The line of credit is unsecured but carries a personal guarantee from the company's owner. The company is required to make monthly repayments of principal, interest and fee. As of December 31, 2025 the outstanding loan balance was $21,869.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company's planned revenue streams primarily include:

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

- B2B2C Ride Facilitation Services: The Company operates a platform under the name *SchoolRyde* that connects parents with neighborhood taxi companies for school drop-off and pick-up transportation. Under this model, the Company expects to earn a commission of approximately 10% on each ride, while 90% of the fare is retained by the taxi operators.
- Direct User Bookings (B2C): The Company also intends to generate revenue directly from users at an estimated rate of $20 per ride, billed weekly, through the SchoolRyde mobile application.
- Licensing and API Integration: The Company may in the future generate revenue from licensing its API platform, which enables integration with taxi dispatch systems.

On 2025 the company generated its first revenue from subscription payment of customers, generating $215 via B2C bookings. The company plans to focus on securing B2B partnerships with educational institutions in Minneapolis. The Company anticipates revenue generation to grow as the user base expands and the app gains market traction.

Cost of goods sold consist of fees paid to taxi companies to fulfill the B2C ride bookings.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2025 and 2024, the Company had advertising and marketing expenses amounting to $4,703 and $3,580, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2025 as the Company had no taxable income.

In 2025 the company paid $856 for 2024 tax period on California minimum franchise tax including penalty and interest.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025 and 2024, the unrecognized tax benefits accrual was zero.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

NOTE 3 – LOANS PAYABLE

Shareholders Loan – Related Party

The founder continued to extend personal funds to the Company during the year ended December 31, 2025. As of December 31, 2025 and 2024, the related party loans outstanding totaled $52,300 and $19,000, respectively. These loans were issued without a specified maturity date or interest rate.

NOTE 4 – EQUITY

Common Stock

As of December 31, 2025 and 2024, the Company was authorized to issue 30,000,000 shares of common stock with a par value of $0.00001 per share. There were 30,000,000 and 28,025,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively.

On February 25, 2023, the Company issued 27,900,000 shares of common stock to Naveen Tulseela, its Founder, Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, representing approximately 93% of the Company's outstanding shares. The Founder's shares were fully vested and are not subject to repurchase or forfeiture. Under the Founder Agreement, the Company is required to maintain the Founder's ownership at a minimum of 93% on a fully diluted basis at all times.

On August 1, 2024, the Company granted 600,000 restricted common shares pursuant to an Advisor Agreement as equity compensation for providing strategic and technical advisory services. The advisor is issued 25,000 shares each month for a duration of 24 months beginning on the grant date. As of December 31, 2025 and 2024, 300,000 and 125,000 shares were vested respectively.

On May 4, 2025, the Company entered into a Co-Founder Agreement with Gaurav Agarwal, who will serve as Chief Strategy Officer (CSO). Under the terms of the agreement, Mr. Agarwal was granted 5% of the Company's total outstanding capital stock on a fully diluted basis. The shares are fully vested and non-forfeitable, and the agreement provides that Mr. Agarwal's ownership shall not fall below 5% on a fully diluted basis. The shares carry full voting and dividend rights and were issued at a purchase price of $0.00001 per share.

On October 17, 2025, the Company amended the Co-Founder Agreement with Gaurav Agarwal. The parties agreed to amend the original agreement in effect the Co-Founder shall serve as Co-Founder and Chief Product and Product Officer directly to the founder and CEO. Co-Founder shall hold joint strategic responsibility with the Founder and CEO over product direction, go-to-market planning, fundraising strategy, shall participate in executive and board-level strategic decisions. As a consideration for the Co-Founders expanded responsibilities, continued commitment, and strategic contributions, the Company increases the total equity grant from 5% to 24% of the Company's total outstanding capital stock.

SAFE Notes

During 2025, the Company issued Simple Agreements for Future Equity ("SAFE Notes") to various investors, raising a total of $84,907. The SAFE notes provide the right to convert the investment into equity upon future qualified financing events. The SAFE notes are subject to post money valuation cap of $5.6 million and a discount rate of 100% is applied to the price per share of the qualified

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

financing. Upon qualified financing, the SAFE notes will automatically convert into shares of the Company's equity equal to the purchase amount divided by the conversion price.

Liquidity event: In the event of a merger, acquisition, or sale of the company before conversion, the investors are entitled to receive either a cash payment equal to their purchase amount or shares equal to the conversion price.

Dissolution Event: In the of dissolution before the termination of this SAFE, the Investor will automatically be entitled to entitled to receive a portion of proceeds equal to the cash-out amount due and payable to the investor immediately.

As of December 31, 2025, no qualified financing occurred; therefore, no SAFEs have converted and the outstanding SAFE note remains at $84,907.

No other issuances, redemptions, or modifications to common stock occurred during the years ended December 31, 2025 and 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025.

NOTE 6 –LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $69,717 for the year ended December 31, 2025, had an accumulated deficit of $47,928 as of that date, while the working capital as of December 31, 2025 was $52,654. These factors raise substantial doubt about the Company's ability to continue as a going concern within two years after the date that the financial statements are available to be issued.

In 2025, the Company believes it has made significant progress toward commercialization, including entering into partnerships with two major taxi operators, one with 250 drivers and another with 100 drivers, which will enable the Company to scale operations into new markets. Also, in 2025 the Company generated its first revenue from customers subscription.

Management is actively pursuing strategies to improve liquidity and achieve sustainable operations. The Company plans to raise approximately $100k through a crowdfunding campaign based on an $8 million valuation to fund continued development and expansion. In 2026 the Company will focus more on securing B2B partnerships with educational institutions and currently close to signing contracts with 2 B2B educational institutions which can generate 1200 rides annually per institution.

Management believes these initiatives will strengthen the Company's financial position and support its long-term growth strategy. However, there can be no assurance that such plans will be successfully executed or that sufficient funding will be obtained. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

TREELINK TECHNOLOGIES INC. (DBA SCHOOLRYDE)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Crowdfunded offering

The Company is offering (the "Crowdfunded Offering") up to $100,000 in SAFE notes based on an $8 million valuation. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2026 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.